Kathleen Moriarty +1 212.836.8276 Direct kathleen.moriarty@apks.com

August 18, 2017

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Office of Disclosure Review and Accounting

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Active Weighting Funds ETF Trust (the “Trust”) Amendment No. 2 to the Registration Statement on Form N-1A Registration Numbers 333-215588; 811-23226 Filed: June 22, 2017 CIK No.: 0001683471

Dear Mr. Minore:

On behalf of the Active Weighting Funds ETF Trust (“Trust”) sponsored by our client, Active Weighting Advisors, LLC (“Advisor”), we are submitting this correspondence as response to your comments to amendment number 2 under the Securities Act of 1933, as amended (“Securities Act”), and pre-effective amendment number 2 under the Investment Company Act of 1940, as amended, (“1940 Act”), to the Trust’s registration statement on Form N-1A (“Registration Statement”). Attached as Exhibit A hereto is a marked copy (“Marked Exhibit”) of the portion of the summary sections including Investment Objective, Fees and Expenses of the Fund and Principal Investment Strategies for each of the four series of the Trust (“Funds”) included in the Registration Statement. Attached as Exhibit B hereto is a clean copy of the same portions of the Registration Statement.

Set forth below is the response (“Response”) on behalf of the Trust and the Advisor to the oral comments that we received from you on behalf of the staff (“Staff”) in our telephone conversation on July 28, 2017 (“Comments”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below repeat the captions and comments in the Comment Letter. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Where we have responded to a comment concerning one Fund, we have made corresponding changes also concerning similar disclosure appearing elsewhere for other Funds in the Registration Statement. All typographical errors has been corrected but are not mentioned.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.apks.com

August 18, 2017 Page 2

1.                  Republican Policies Fund – Investment Objectives: Please clarify generally the investment strategy and securities selection model for the Fund.

Response: Disclosure under Investment Objective and Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

2.                  Republican Policies Fund – Investment Objectives: Please clarify how the Advisor will define Republican Policies and how it will apply that definition. Please also clarify what is meant by “when the U.S. government is operating pursuant to Republican Policies”.

Response: Disclosure under Investment Objective and Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

3.                  Republican Policies Fund - Fees and Expenses of the Fund: Please consider either deleting the Shareholder Fees discussion or add explanatory disclosure that investors would still pay the fees as set forth in “Annual Fund Operating Expenses”.

Response: Comment accepted. Changes are reflected in the Marked Exhibit.

4.                  Republican Policies Fund - Fees and Expenses of the Fund: In the table included under “Annual Fund Operating Expenses”, please confirm whether the item “Other Expenses” will be 0.00% when the table is completed.

Response: The “Other Expenses” are still under calculation and will be presented in final form in the next filing of the Registration Statement. A substantially final form of the Annual Fund Operating Expenses table for each Fund has been included in the Marked Exhibit. This table now more clearly reflects the “draft” status of the Other Expenses line item.

5.                  Republican Policies Fund - Principal Investment Strategies: Please identify the principal categories of equity, fixed income securities, derivatives, currencies and commodities in which the Fund may invest and briefly highlight the principal characteristics of each. In addition, please identify in the “Risk Factors” section the principal risks of each such category.

Response: Disclosure under Principal Investment Strategies for each Fund has been expanded to clarify the universe of potential investments. Additionally, we note the disclosure throughout the Statutory Prospectus and Statement of Additional Information (including with respect to principal and additional risk factors) which describes the characteristics of such investments.

August 18, 2017 Page 3

6.                  Republican Policies Fund - Principal Investment Strategies: Please further describe the means by which the Advisor will assess how a policy will impact a company?

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit. We note, supplementally, that although policies and themes may impact markets in numerous ways, the Funds will generally seek to identify the impact of a policy or theme on the value of an investment in securities of an issuer or within a sector.

7.                  Republican Policies Fund - Principal Investment Strategies: Please elaborate on the distinction between a defined “party leader” and a “party member”. Furthermore, please distinguish the identification process for “party leadership” and policies.

Response: Disclosure under Principal Investment Strategies for the Republican Policies Fund and Democratic Policies Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

8.                  Republican Policies Fund - Principal Investment Strategies: Please define how the Advisor will maintain exposure to both current and proposed Republican Policies and please state the timing in effect of such policies, for example, “pending” versus “proposed” policies. Please clarify how the Fund determines when a Republican Policy is “active”.

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

9.                  Republican Policies Fund - Principal Investment Strategies: Please further describe how the Advisor will select and review available research resources and how it will weigh the results of such research.

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

10.              Republican Policies Fund - Principal Investment Strategies: Please clarify how the Advisor will select the Fund’s investment positions.

August 18, 2017 Page 4

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to further describe the Funds’ respective strategy and investment model. Changes are reflected in the Marked Exhibit.

11.              Republican Policies Fund - Principal Investment Strategies: Please indicate whether the Fund has the flexibility to invest in issuers across all sectors and industries, as well as market capitalizations.

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to further describe the Funds’ respective eligible universes for investment. Changes are reflected in the Marked Exhibit. Except as otherwise described in the Registration Statement, the investment strategy does not restrict the ability of the Funds to invest in the securities of issuers across sectors, industries and market capitalizations.

12.              Republican Policies Fund - Principal Investment Strategies: Please consider rewording the phrase “fully appreciated or depreciated.”

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

13.              Republican Policies Fund - Principal Investment Strategies: Please explain supplementally whether the Advisor views investing in Republican Policies (and Democratic Policies) as a specific type of investment or as an investment strategy.

Response: The Advisor believes that the terms “Republican Policies” and “Democratic Policies” connote a type of investment strategy, rather than a focus on a particular type of investment. Therefore, use of the terms “Republican Policies” and “Democratic Policies” will not require the implementation of an 80% investment test in accordance with Rule 35d-1 under the 1940 Act.

14.              Republican Policies Fund - Principal Risks: Please clarify whether “Currency Risk” is a principal risk of the Fund.

Response: Investing in currencies is a principal investment strategy (and Currency Risk is a principal risk) of the European Union Breakup Fund only.

15.              U.S. Tax Reform Fund – Principal Investment Strategies: Please provide guidance on any materiality thresholds with respect to the required impact on issuers and securities that is reviewed in the research process on U.S. Tax Reform Themes. Furthermore, clarify how the likelihood of enactment will be weighed in the research process.

August 18, 2017 Page 5

Response: Disclosure under Principal Investment Strategies for the Fund has been amended to address the comment. Similar edits have been made to the disclosure under Principal Investment Strategies for each other Fund, as well. Changes are reflected in the Marked Exhibit.

16.              U.S. Tax Reform Fund – Principal Risks: With respect to “Exchange-Traded Vehicle Risk”, please explain supplementally if the Fund is required to include an “Acquired Fund Fees” line item in the Fund’s Annual Fund Operating Expenses table.

Response: The Advisor estimates that Acquired Fund Fees and Expenses will be less than 0.5 bps during the first year of operation. As a result, such disclosure is not required in the Annual Fund Operating Expenses.

17.              European Union Breakup Fund - Investment Objective: Please expand the disclosure regarding E.U. Breakup Themes to more specifically address the form of actions that might constitute breakup activity. Furthermore, please provide greater clarity on what constitutes a “breakup” of the European Union.

Response: Disclosure under Investment Objective and Principal Investment Strategies for the Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

18.              European Union Breakup Fund – Principal Investment Strategies: Please clarify that investments in non-E.U. Members do not count toward the 80% test for investment in issuers domiciled in E.U. Members.

Response: Disclosure under Principal Investment Strategies for the Fund has been amended to address the comment. Although the selection process for investments in issuers not domiciled in E.U. Member will generally follow that of investments in E.U. Members, such investments will not be subject to the naming rule test. Changes are reflected in the Marked Exhibit.

19.              European Union Breakup Fund – Principal Investment Strategies: Please provide additional supplementary information on how E.U. Members are constituted (e.g., how countries such as Wales, Scotland, England and Northern Ireland are treated for purposes of membership). Please also clarify how the Fund will treat E.U. Member countries that leave the European Union for purposes of the 80% domicile test.

Response: The Advisor notes that it has defined E.U. Members as the 28 member states of the European Union as of August 1, 2017. This membership roster includes E.U. Members that do not use the common Euro currency. Furthermore, it

August 18, 2017 Page 6

includes the United Kingdom, which has initiated actions to withdraw from the European Union. The independent countries that make up the United Kingdom (England, Northern Ireland, Scotland and Wales) are not independently recognized as E.U. Members and voted collectively in a non-binding referendum to withdraw from the European Union. For the purposes of the 80% domicile test, countries that were E.U. Members on August 1, 2017 will continue to be recognized as E.U. Members so long as they are identified in the Registration Statement as E.U. Members.

20.              European Union Breakup Fund - Principal Risks: Please clarify supplementally if the Registration Statement requires European Currency Risk that is separate from European Economic Risk and Currency Risk. Please also clarify if Currency Hedging Risk and Currency Risk are specific to the euro?

Response: The Advisor notes that its disclosure relating to European Economic Risk and Currency Risk provides discussion of risks relating to the Euro currency. At this time, the Advisor does not believe that Euro currency risks are required to be separately presented. The Advisor further notes that, although many if not most investments will be made in issuers domiciled in an E.U. Member that has adopted the Euro currency, the Fund may invest in issuers domiciled in an E.U. Member that have not adopted the Euro (e.g., the United Kingdom, Denmark and Sweden). As such, Currency Hedging Risk and Currency Risk may apply to currencies other than the Euro.

21.              Additional Investment Strategies: In the paragraph beginning “In addition to its principal investment strategies, the Fund may…” on page 28, please add the following text after the word “may”: “as a non-principal strategy.”

Response: Disclosure under Additional Investment Strategies has been amended to address the comment. Changes will be reflected in the next filing of the Registration Statement.

22.              Additional Investment Strategies: In the paragraph beginning “The Advisor determines the “domicile” of issuers…” on page 28, please use only 1 or 2 criteria to explain how the Advisor will determine domicile.

Response: Disclosure under Additional Investment Strategies has been amended to address the comment. Changes will be reflected in the next filing of the Registration Statement.

23.              Additional Investment Strategies: In the second sentence of the paragraph beginning “In addition to its principal investment strategies, the Fund may…” on page 28, please replace the word “Certain” with the “The”.

August 18, 2017 Page 7

Response: Disclosure under Additional Investment Strategies has been amended to address the comment. Changes will be reflected in the next filing of the Registration Statement.

24.              Additional Investment Strategies: In the paragraph beginning “each of the policies described herein…” on page 28, please clarify what is meant by “described herein”.

Response: Disclosure under Additional Investment Strategies has been amended to address the comment. Changes will be reflected in the next filing of the Registration Statement.

25.              Additional Description of the Principal Risks of the Funds: Please explain supplementally where the Fund has addressed risks commonly referred to as “market stress risks.”

Response: Risks that relate to market stress factors are currently addressed in several risk factors, including “Absence of Prior Active Market Risk”, “Authorized Participant Risk”, “Exchange-Traded Vehicle Risk”, “Fluctuation of Net Asset Value”, and “Market Risk”.

26.              Distribution and Service Plan: In the paragraph beginning “The Advisor and its affiliates may…” on page 43, please further clarify what conflicts could arise through Payments to third parties.

Response: Disclosure under Distribution and Service Plan has been amended to address the comment. Changes will be reflected in the next filing of the Registration Statement.

27.              Indicative Intra-Day Value: Please expand the disclosure to indicate what types of valuations would be used. To the extent that the IIV may be calculated using stale pricing, please consider whether a risk factor relating to stale valuation is required for the IIV.

Response: Disclosure under Indicative Intra-Day Value has been amended to address the comment. The Advisor further notes that the Registration Statement already includes language regarding foreign securities valuation risks. Changes will be reflected in the next filing of the Registration Statement.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-836-8276 or Gregory Xethalis at 212-836-7730. We greatly appreciate your assistance with respect to the Registration Statement.

August 18, 2017 Page 8

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen Moriarty

August 18, 2017 Page 9

Exhibit A

REPUBLICAN POLICIES FUND

Investment Objective

The Republican Policies Fund’s (the “Fund”) investment objective is to ~~invest its portfolio in a manner that will~~ seek capital appreciation ~~during periods when the U.S. government is operating pursuant to~~by investing in market segments that Active Weighting Advisors LLC (the “Advisor”)believes will be impacted by the enactment of Republican Policies (as defined below). ~~It does not seek to replicate the performance of a specified index.~~

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	~~[__]~~0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	~~0.00~~[0.XX] %
Total Annual Fund Operating Expenses	~~[__]~~0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

August 18, 2017 Page 10

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ ~~[__]~~77	$ ~~[__]~~240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in ~~a combination of~~ equity ~~and/or fixed income~~ securities traded in ~~the U.S. or non-U.S. markets, derivatives, currencies, and commodities. The Fund’s portfolio is intended to provide capital appreciation during periods when the U.S. government is operating pursuant to Republican Policies (as defined below). The Fund typically holds~~U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in ~~companies~~issuers with a market capitalization ~~or revenues greater than $250 million USD.~~ greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of ~~Active Weighting Advisors LLC (~~the ~~“~~Advisor~~”)~~, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund ~~invests~~takes positions in securities that are expected by management to ~~be affected by~~appreciate in value as a result of U.S. government ~~action~~actions that ~~reflects~~reflect Republican Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, ~~the~~ beliefs, party platforms, and executive and legislative priorities of the Republican party ~~leaders and members~~ as “Republican Policies.” ~~At the party level, the Advisor reviews the~~The Advisor considers a policy to be a proposed or current legislative action, executive action, or regulatory action that changes or will change how (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are governed by U.S. government agencies. Examples of policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

August 18, 2017 Page 11

•	Affect dynamics within an industry, including the economics, competition, ease of operation, tariffs or taxes levied on the production or importation of products, or amount of government budget allocated to a sector;
•	Change regulatory requirements for a company operating within the U.S. or a specific sector, including the amount of capital to be maintained, legal methods of disposing of byproducts or other operational materials, or regulatory barriers to enter a sector;
•	Change the way individuals interact with the government, including the dynamics of obtaining student loans, requirements to obtain citizenship or live within the U.S. as an immigrant or visitor, or amount of taxes levied on the purchase of products or income earned; or
•	Affect the operations of governmental agencies, including budgets or resources granted to operate agencies, mandates to oversee sectors or segments of the economy, or ability to enforce current regulations.

Policy Research Process

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Republican party. The Advisor reviews press releases, ~~agendas~~official party statements, and legislative analysis reports of ~~the Republican National Committee and House and Senate Republican member groups, including but~~Republican House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Republican Policies. These groups include, but are not limited to, the Republican National Committee, the Republican Study Committee ~~and~~, the Senate Republican Conference~~. At the individual member level, the Advisor defines Republican party leaders as the high-ranking officials in both the House and Senate, regardless of whether the party is in the majority or minority. The Advisor also reviews, as applicable, the members’ voting history, bill sponsorship, and seniority of committee assignments in the House or Senate. Members with longer voting histories and higher rankings on committees are generally viewed as more influential~~, The Heritage Foundation, and the Cato Institute.

The Advisor ~~maintains exposure to both current and proposed Republican Policies. Current Republican Policies are sourced based on enacted legislation that was passed by a majority of Republican party members in the House or Senate and/or signed or vetoed by the executive branch under Republican control. Proposed Republican Policies are sourced based on legislation introduced or co-sponsored by a majority of Republicans that has passed through either the House or Senate committees and advanced to the legislative floor, as well as Republican leaning caucus groups’ and special interest groups’ defined issues and positions~~also examines legislative priorities and ideological beliefs of individual members of the Republican party that the Advisor identifies as key party leaders. If differences exist between key party leaders and the Republican party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.

In years of presidential and legislative elections, the Advisor incorporates ~~the proposed~~election platforms~~,~~ based on campaign speeches and candidate defined priority issues~~, of both~~ on their official election website, as well as the official platform of the Republican National Committee. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Republican presidential candidate ~~and influential, as defined above, Republican legislative members~~.

~~The Advisor sources Republican Policies from all available resources, including, but not limited to, official statements, media interviews, campaign and policy speeches, proposed legislative and executive bills, election advertising, and legislative staff updates. The Advisor also considers various thematic catalysts in its analysis, including proposed regulations, policy changes, and control of the executive, legislative, and judicial branches.~~ At any given time, the Advisor generally identifies 4-10 Republican Policies for

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consideration in constructing the Fund’s portfolio. In selecting Republican Policies, the Advisor considers, including, but not limited to, the following items:

•	Expected timeline of introducing, debating, and voting on bills associated with a policy;
•	Ability of the policy to cause securities of issuers to appreciate in value; and
•	Thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Republican party to implement the policy.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Republican Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting ~~current and proposed~~ Republican Policies, the Fund initiates long positions in the securities of issuers (or sectors) that ~~will be favorably impacted by such policies~~the Advisor believes will appreciate in value as a result of the implementation of such Republican Policies and short positions in the securities ~~that will be unfavorably impacted by such policies~~of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Republican Policies. As of each quarterly rebalance date, all equity securities will be equally weighted within the portfolio.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of~~, and changes in,~~ Republican ~~Policies~~party priorities. Government action that is not aligned with Republican Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Republican Policies.

~~The Advisor seeks to invest the Fund’s portfolio in what it views as sectors with exposure to the previously identified Republican Policies. The security selection process incorporates the Advisor’s proprietary research model, which is structured to rank each sector or industry group’s exposure to Republican Policies. Industry groups with positive exposure are considered to be favorably impacted, while industry groups with negative exposure are considered to be unfavorably impacted. After each industry group is ranked from high to low, the Advisor identifies which companies are to be included in the Fund’s portfolio.~~

~~In its fundamental research and security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to current and proposed Republican Policies. The Advisor’s internal research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual companies or entire industries. For specific issuers, this process requires the Advisor to objectively review each company’s~~

August 18, 2017 Page 13

~~fundamental characteristics, including, but not limited to, revenue segments, geographic operations, industry structure, customer base, product line, and regulatory exposure. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience multi-year earnings growth or significant business model disruption. After identifying the exposure of a sector or industry group to Republican Policies, the Advisor ranks each security.~~

~~The Advisor monitors the Fund’s portfolio with the goal of maintaining current exposure to Republican Policies. The Advisor continually reviews available resources for new policy positions and party platform messages. If a new policy theme is identified and is not currently represented in the portfolio, the Advisor will perform its fundamental research process and weigh the potential investment against existing holdings. This will be a continuous portfolio management process aimed at maintaining the highest exposure to the Republican Policies investment themes within the universe of securities selected by means of the fundamental research.~~

~~In determining whether to sell a Fund’s portfolio security, the Advisor uses the same type of analysis it uses in buying securities. Each Republican Policy is reviewed regularly for relevance within the current administration or Republican party platform. If a policy theme is identified as no longer relevant, the securities selected around it will be reviewed. Positions the Advisor views as no longer exposed to Republican Policies will be removed from the Fund’s portfolio. Additionally, the Fund may sell a security to reduce the Fund’s holding in the security if the issuer’s positive or negative exposure to Republican Policies has diminished. Among other factors, the Advisor considers whether, in its view, the security has fully appreciated or depreciated as compared to the forecast regarding long and short investments, respectively.~~

~~The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process.~~

~~The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities). In determining whether to obtain exposure to a commodity position, the Advisor will assess the impact of Republican Policies on various commodity markets. The Advisor may initiate a long position with respect to a commodity interest that it assesses will have positive exposure to Republican Policies or a short position with respect to a commodity interest that it assesses will have negative exposure to Republican Policies.~~

For additional information about the Fund’s principal investment strategies and the ~~Selection Process~~selection process, see “Description of the Principal Strategies of the Funds.”

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DEMOCRATIC POLICIES FUND

Investment Objective

The Democratic Policies Fund’s (the “Fund”) investment objective is to ~~invest its portfolio in a manner that will~~ seek capital appreciation ~~during periods when the U.S. government is operating pursuant to~~by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of Democratic Policies (as defined below). ~~It does not seek to replicate the performance of a specified index.~~

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	~~[__]~~0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	~~0.00~~[0.XX] %
Total Annual Fund Operating Expenses	~~[__]~~0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund

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for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ ~~[__]~~77	$ ~~[__]~~240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in ~~a combination of~~ equity ~~and/or fixed income~~ securities traded in ~~the U.S. or non-U.S. markets, derivatives, currencies, and commodities. The Fund’s portfolio is intended to provide capital appreciation during periods when the U.S. government is operating pursuant to Democratic Policies (as defined below). The Fund typically holds~~U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in ~~companies~~issuers with a market capitalization ~~or revenues greater than $250 million USD.~~ greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of ~~Active Weighting Advisors LLC (~~the ~~“~~Advisor~~”)~~, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund ~~invests~~takes positions in securities that are expected by management to ~~be affected by~~appreciate in value as a result of U.S. government ~~action~~actions that ~~reflects~~reflect Democratic Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, ~~the~~ beliefs, party platforms, and executive and legislative priorities of the Democratic party ~~leaders and members~~ as “Democratic Policies.” ~~At the party level, the Advisor reviews the~~The Advisor considers a policy to be a proposed or current legislative action, executive action, or regulatory action that changes or will change how (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are governed by U.S. government agencies. Examples of policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	Affect dynamics within an industry, including the economics, competition, ease of operation, tariffs or taxes levied on the production or importation of products, or amount of government budget allocated to a sector;

August 18, 2017 Page 16

•	Change regulatory requirements for a company operating within the U.S. or a specific sector, including the amount of capital to be maintained, legal methods of disposing of byproducts or other operational materials, or regulatory barriers to enter a sector;
•	Change the way individuals interact with the government, including the dynamics of obtaining student loans, requirements to obtain citizenship or live within the U.S. as an immigrant or visitor, or amount of taxes levied on the purchase of products or income earned; or
•	Affect the operations of governmental agencies, including budgets or resources granted to operate agencies, mandates to oversee sectors or segments of the economy, or ability to enforce current regulations.

Policy Research Process

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Democratic party. The Advisor reviews press releases, ~~agendas~~official party statements, and legislative analysis reports of Democratic House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Democratic Policies. These groups include, but are not limited to, the Democratic National Committee ~~and House and Senate Democratic member groups, including but not limited to~~, the ~~House~~ Democratic ~~Caucus and Democratic Policy and Communications~~Study Committee~~. At the individual member level~~, the ~~Advisor defines Democratic party leaders as the high-ranking officials in both the House and Senate, regardless of whether the party is in the majority or minority. The Advisor also reviews, as applicable, the members’ voting history, bill sponsorship, and seniority of committee assignments in the House or Senate. Members with longer voting histories and higher rankings on committees are generally viewed as more influential.~~Senate Democratic Conference, and the Center for American Progress.

The Advisor also examines legislative priorities and ideological beliefs of individual members of the Democratic party that the Advisor identifies as key party leaders. If differences exist between key party leaders and the Democratic party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.

~~The Advisor maintains exposure to both current and proposed Democratic Policies. Current Democratic Policies are sourced based on enacted legislation that was passed by a majority of Democratic party members in the House or Senate and/or signed or vetoed by the executive branch under Democratic control. Proposed Democratic Policies are sourced based on legislation introduced or co-sponsored by a majority of Democrats that has passed through either the House or Senate committees and advanced to the legislative floor, as well as Democratic leaning caucus groups’ and special interest groups’ defined issues and positions.~~ In years of presidential and legislative elections, the Advisor incorporates ~~the proposed~~election platforms~~,~~ based on campaign speeches and candidate defined priority issues~~, of both~~ on their official election website, as well as the official platform of the Democratic National Committee. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Democratic presidential candidate ~~and influential, as defined above, Democratic legislative members~~.

~~The Advisor sources Democratic Policies from all available resources, including, but not limited to, official statements, media interviews, campaign and policy speeches, proposed legislative and executive bills, election advertising, and legislative staff updates. The Advisor also considers various thematic catalysts in its analysis, including proposed regulations, policy changes, and control of the executive, legislative, and judicial branches.~~ At any given time, the Advisor generally identifies 4-10 Democratic Policies for consideration in constructing the Fund’s portfolio. In selecting Democratic Policies, the Advisor considers, including, but not limited to, the following items:

August 18, 2017 Page 17

•	Expected timeline of introducing, debating, and voting on bills associated with a policy;
•	Ability of the policy to cause securities of issuers to appreciate in value; and
•	Thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Democratic party to implement the policy.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Democratic Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting ~~current and proposed~~ Democratic Policies, the Fund initiates long positions in the securities of issuers (or sectors) that ~~will be favorably impacted by such policies~~the Advisor believes will appreciate in value as a result of the implementation of such Democratic Policies and short positions in the securities ~~that will be unfavorably impacted by such policies~~of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Democratic Policies. As of each quarterly rebalance date, all equity securities will be equally weighted within the portfolio.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of~~, and changes in,~~ Democratic ~~Policies~~party priorities. Government action that is not aligned with Democratic Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Democratic Policies.

~~The Advisor seeks to invest the Fund’s portfolio in what it views as sectors with exposure to the previously identified Democratic Policies. The security selection process incorporates the Advisor’s proprietary research model, which is structured to rank each sector or industry group’s exposure to Democratic Policies. Industry groups with positive exposure are considered to be favorably impacted, while industry groups with negative exposure are considered to be unfavorably impacted. After each industry group is ranked from high to low, the Advisor identifies which companies are to be included in the Fund’s portfolio.~~

~~In its fundamental research and security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to current and proposed Democratic Policies. The Advisor’s internal research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual companies or entire industries. For specific issuers, this process requires the Advisor to objectively review each company’s fundamental characteristics, including, but not limited to, revenue segments, geographic operations, industry structure, customer base, product line, and regulatory exposure. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience multi-year earnings growth or~~

August 18, 2017 Page 18

~~significant business model disruption. After identifying the exposure of issuers in a sector or industry group to Democratic Policies, the Advisor ranks each security.~~

~~The Advisor monitors the Fund’s portfolio with the goal of maintaining current exposure to Democratic Policies. The Advisor continually reviews available resources for new policy positions and party platform messages. If a new policy theme is identified and is not currently represented in the portfolio, the Advisor will perform its fundamental research process and weigh the potential investment against existing holdings. This will be a continuous portfolio management process aimed at maintaining the highest exposure to the Democratic Policies investment themes within the universe of securities selected by means of the fundamental research.~~

~~In determining whether to sell a Fund’s portfolio security, the Advisor uses the same type of analysis it uses in buying securities. Each Democratic Policy is reviewed regularly for relevance within the current administration or Democratic party platform. If a policy theme is identified as no longer relevant, the securities selected around it will be reviewed. Positions the Advisor views as no longer exposed to Democratic Policies will be removed from the Fund’s portfolio. Additionally, the Fund may sell a security to reduce the Fund’s holding in the security if the issuer’s positive or negative exposure to Democratic Policies has diminished. Among other factors, the Advisor considers whether, in its view, the security has fully appreciated or depreciated as compared to the forecast regarding long and short investments, respectively.~~

~~The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process.~~

~~The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities). In determining whether to obtain exposure to a commodity position, the Advisor will assess the impact of Democratic Policies on various commodity markets. The Advisor may initiate a long position with respect to a commodity interest that it assesses will have positive exposure to Democratic Policies or a short position with respect to a commodity interest that it assesses will have negative exposure to Democratic Policies.~~

For additional information about the Fund’s principal investment strategies and the ~~Selection Process~~selection process, see “Description of the Principal Strategies of the Funds.”

August 18, 2017 Page 19

U.S. TAX REFORM FUND

Investment Objective

The U.S. Tax Reform Fund’s (the “Fund”) objective is to seek capital appreciation~~. It does not seek to replicate the performance of a specified index~~ by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of changes to the U.S. Tax Code.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	~~[__]~~0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	~~0.00~~[0.XX] %
Total Annual Fund Operating Expenses	~~[__]~~0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain

August 18, 2017 Page 20

at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ ~~[__]~~87	$ ~~[__]~~325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in ~~a combination of~~ equity ~~and/or fixed income~~ securities traded in the U.S. ~~or non-U.S. markets, derivatives, currencies, and commodities.~~ markets. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

The Fund typically holds securities of a limited number of issuers, generally 30 to 75, and invests in ~~companies~~issuers with a market capitalization ~~or revenues~~ greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of ~~Active Weighting Advisors LLC (~~the ~~“~~Advisor~~”)~~, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund ~~invests~~takes positions in securities that are expected by management to ~~be affected by~~appreciate in value as a result of proposed changes in U.S. tax policy and regulations that change the way taxable income is currently calculated and/or the tax rate at which taxable income is taxed (“Tax Reform Themes”), regardless of whether the change increases or decreases the tax burden on individuals or ~~companies~~issuers domiciled in the U.S. The Advisor defines Tax Reform Themes as ~~current or proposed changes affecting the~~bills, rules, or regulations that change:

•	The tax rate at which a corporation’s or individual’s income is taxed;
•	The method under which a U.S. company’s international income is taxed in or repatriated to the U.S.~~, the~~;
•	The amount of import or export taxes or tariffs levied in the U.S. on products from ~~a particular~~an industry ~~and/~~or foreign country~~, and changes to the~~; or
•	The current Internal Revenue Code, primarily relating to the use of tax credits and expense categories allowed as deductions.

August 18, 2017 Page 21

Research Process

The Advisor ~~sources Tax Reform Themes from all available resources, including, but not limited to, official statements, media interviews, campaign and policy speeches, proposed legislative and executive bills, and legislative staff updates. The Advisor also considers various thematic catalysts in its analysis, including proposed regulations, policy changes, and control of the executive, legislative, and judicial branches.~~will, based on its discretionary analysis, identify themes it views as Tax Reform Themes. At any given time, the Advisor generally identifies 4-10 Tax Reform Themes for consideration in constructing the Fund’s portfolio. The Advisor expects to review, among other things:

•	Drafts of tax reform proposals issued by legislative or executive U.S. government branches;
•	Press releases issued by legislative or executive U.S. government branches or outside organizations such as think tanks and foundations; and
•	Pending legislation introduced in the House of Representatives or Senate.

If multiple competing versions of tax reform exist, the Fund is constructed in accordance with the proposal or bill the Advisor believes possesses the highest probability of being enacted. The Advisor will, based on its discretionary analysis, consider the expected timeline of introducing, debating, and voting on the proposal as well as the ability of the party putting forth the proposal to implement tax reform.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Tax Reform Themes. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption due to Tax Reform Themes. This process requires the Advisor to review each sector and/or issuer’s fundamental characteristics.

The Fund initiates long positions in ~~securities that will be impacted favorably and short positions in securities that will be unfavorably impacted. The Fund will be constructed and managed in accordance with the current views of Tax Reform Themes while remaining adaptive to changes in tax policy and regulations. The failure of the U.S. government to take positive action on Tax Reform Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government failure to take positive action on Tax Reform Themes.~~the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Tax Reform Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Tax Reform Themes. As of each quarterly rebalance date, all securities will be equally weighted within the portfolio.

~~The security selection process incorporates the Advisor’s proprietary research model, which is structured to rank each sector or industry group’s exposure to Tax Reform Themes. Industry groups with positive exposure are considered to be favorably impacted, while industry groups with negative exposure are considered to be unfavorably impacted. After each industry group is ranked from high to low, the Advisor identifies which companies are to be included in the Fund’s portfolio. The Advisor initiates long positions in included securities with positive exposure and short positions in included securities with negative exposure.~~

~~In its fundamental research and security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to current and forecasted Tax Reform Themes. The Advisor’s internal~~

August 18, 2017 Page 22

~~research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual companies or entire industries. For specific issuers, this process requires the Advisor to objectively review each company’s fundamental characteristics, including, but not limited to, revenue segments, geographic operations and mix of income, industry structure, customer and employee base, product mix, tax profile, and regulatory exposure. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience multi-year earnings growth or significant business model disruption due to Tax Reform Themes, including, but not limited to, those companies expected to experience margin compression or growth and significant changes in effective tax rates. After identifying the exposure of issuers in a sector or industry group to current and forecasted Tax Reform Themes, the Advisor ranks each security according to forecasted movement.~~

~~The Advisor monitors the Fund’s portfolio with the goal of maintaining current exposure to Tax Reform Themes. The Advisor continually reviews available resources for new policy positions and party platform messages. If a new Tax Reform Themes is identified and not currently represented in the portfolio, the Advisor will perform its fundamental research process and weigh the investment against existing holdings. This will be a continuous portfolio management process aimed at maintaining the most current exposure to Tax Reform Themes within the universe of securities selected by means of the fundamental research.~~

~~In determining whether to sell a Fund’s portfolio security, the Advisor uses the same type of analysis it uses in buying securities. Each Tax Reform Theme is reviewed regularly for relevance within the current discussions regarding Tax Reform Themes. If a theme is identified as no longer relevant, the securities selected around it will be reviewed. Positions the Advisor views as no longer exposed to Tax Reform Themes will be removed from the portfolio. Additionally, the Fund may sell a security to reduce the Fund’s holding in the security if the issuer’s positive or negative exposure to Tax Reform Themes has diminished. Among other factors, the Advisor considers whether, in its view, the security has fully appreciated or depreciated as compared to the forecast regarding long and short investments, respectively.~~

~~Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of domiciled in the U.S. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.~~

~~The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process.~~

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund ~~may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities). In determining whether to obtain exposure to a commodity position, the Advisor will assess the impact of Tax Reform Themes on various commodity markets. The Advisor may initiate a long position with respect to a commodity interest that it assesses will have positive exposure to Tax Reform Themes or a short position with respect to a commodity interest that it assesses will have negative exposure to Tax Reform Themes.~~ will be constructed and managed in accordance with the Advisor’s current views of Tax Reform Themes. The failure of the U.S. government to take positive action on Tax Reform

August 18, 2017 Page 23

Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government failure to take positive action on Tax Reform Themes.

For additional information about the Fund’s principal investment strategies and the Selection Process, see “Description of the Principal Strategies of the Funds.”

August 18, 2017 Page 24

EUROPEAN UNION BREAKUP FUND

Investment Objective

The European Union Breakup Fund’s (the “Fund”) investment objective is to ~~invest its portfolio in a manner that will~~ seek capital appreciation ~~during periods when the European Union is becoming less centralized due to~~by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by European Union member countries ~~considering abandonment of~~abandoning the euro currency or ~~withdrawal from the union. It does not seek to replicate the performance of a specified index~~withdrawing from the European Union.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	~~[__]~~0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	~~0.00~~[0.XX] %
Total Annual Fund Operating Expenses	~~[__]~~0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that

August 18, 2017 Page 25

you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ ~~[__]~~87	$ ~~[__]~~325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in ~~a combination of~~ equity ~~and/or fixed income~~ securities traded in ~~the U.S. or non-U.S.~~European markets, derivatives, currencies, and commodities. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in E.U. Members. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

For purposes of the 80% test, the Advisor defines “E.U. Members” as the 28 member states as of the end of August 1, 2017. The 28 member states at such time were Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

The Fund typically holds a limited number of securities, generally 50 to 100, and invests in ~~companies~~issuers with a market capitalization ~~or revenues~~ greater than $250 million USD. The Fund may invest in depositary receipts (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)). The Fund may also invest in issuers domiciled in non-E.U. Members, although such investments may not count toward the Fund’s 80% test. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of ~~Active Weighting Advisors LLC (~~the ~~“~~Advisor~~”)~~, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definitions

The Fund ~~invests~~takes positions in securities that are expected by management to ~~be affected by~~appreciate in value as a result of changes to the structure of the Economic and Monetary Union of the European Union (the “E.U.”) that represent a move toward a breakup of the E.U. (“E.U. Breakup Themes”). The Advisor identifies E.U. Breakup Themes as actions that reduce engagement with the E.U. as a central

August 18, 2017 Page 26

authority or decrease control over E.U. Members ~~(“Members”) from the E.U. Parliament, Members withdrawing from the common euro currency or the E.U. as a whole,~~from the E.U. Parliament. The Adviso considers, including, but not limited to, the following actions to constitute activities moving toward a breakup of the E.U.:

•	Countries electing politicians who campaign on a platform or advocate for leaving, in whole or in part, the E.U.;
•	Countries holding binding or non-binding referenda to determine whether or not to leave the E.U.; and
•	E.U. Member governments passing legislation or adopting rules, regulations~~, referendums, or elections at the individual Member level that affect the way Members interact and trade, potentially leading to dissolution of the bloc as a political and/or economic union.~~ or executive actions that decrease engagement or control by E.U. Parliament and E.U. agencies and authorities.

Such actions are collectively referred to herein as “E.U. Exit Actions”.

There is no pre-determined timeline or event that would be considered a breakup of the E.U~~.~~. Instead, the Advisor views the potential breakup of the E.U. as a series of events, including the ~~ones~~E.U. Exit Actions mentioned above, increasing the probability of a breakup of either the common euro currency or union as a whole.

~~From a top-down perspective, the Advisor seeks to identify current dynamics affecting Members on both the individual Member and E.U. levels. The Advisor researches the relative trade flows between individual countries inside and outside of the E.U., economic indicators of Members, political discourse on a Member and E.U. level, Member population demographics, and primary imports and exports of each Member and between Members. The Advisor sources ideas regarding E.U. structural changes from all available resources~~

Research Process

The Advisor begins the process by researching each E.U. Member’s exposure to E.U. Breakup Themes. The Advisor utilizes this step to model how a E.U. Member’s capital markets, currency and trade flows are impacted by E.U. Breakup Themes. The Advisor reviews, including, but not limited to, ~~media interviews, campaign and policy speeches, and proposed legislative and executive bills (on both Member and E.U. levels). The Advisor also considers various thematic catalysts in its analysis, including proposed regulations, policy changes, currency revaluation, and control of the political branches of both the E.U. and individual Member governments.~~the following E.U. Member country fundamentals:

•	Relative trade flows, including trade surpluses and deficits, between individual countries,
•	Population demographics of each E.U. Member,
•	Economic indicators of E.U. Members, including Gross Domestic Product, unemployment rate, and government debt, relative to other E.U. Members, and
•	Primary imports and exports of each E.U. Member.

Such fundamentals and their respective economic or capital market effects on each Member are referred to as “E.U. Member Impacts”.

~~In respect of such E.U. Breakup Themes, the Fund initiates long positions in securities that will be favorably impacted by such themes and short positions in securities that will be unfavorably impacted by such themes. The Fund will be constructed and managed in accordance with the current views and structure of the E.U. while remaining adaptive to expected changes in E.U. Breakup Themes. Changing E.U. structure that is not aligned with E.U. Breakup Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, E.U. structural~~

August 18, 2017 Page 27

~~changes that may not be aligned with E.U. Breakup Themes.~~The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio. The themes may include a combination of E.U. Exit Actions and/or E.U. Member Impacts.

Security Selection Process

The security selection process incorporates the Advisor’s proprietary ~~two-step research model. The first step researches exposure of the securities market and general economy of each member country of the E.U. (“Member”) to the E.U. Breakup Themes and analysis of the euro currency. Based on the Advisor’s research, Members are ranked based on whether they are impacted favorably or unfavorably by E.U. Breakup Themes. Members with positive exposure are considered to be favorably impacted, while Members with negative exposure are considered to be unfavorably impacted. The second step researches the sector and industry groups within each Member. Based on the Advisor’s research, the sector or industry groups are ranked based on whether they are impacted favorably or unfavorably by E.U. Breakup Themes. Sector or industry groups with positive exposure are considered to be favorably impacted, while sector or industry groups with negative exposure are considered to be unfavorably impacted. The Advisor initiates long positions in sector or industry groups with positive exposure that are located within a Member expected to have positive exposure. The Advisor initiates short positions in sector or industry groups with negative exposure that are located within a Member expected to have negative exposure. The Fund may also invest in issuers domiciled in non-Member countries. In its security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to E.U. Breakup Themes. The Advisor’s internal~~research model. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual ~~companies or entire industries. For specific issuers, this process requires the Advisor to objectively review each security’s fundamental characteristics, including, but not limited to, revenue segments, geographic operations, industry structure, customer and employee base, product mix, currency exposure and regulatory exposure~~issuers or entire sectors. During this fundamental research process, the Advisor screens for ~~companies which~~sectors and issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption as a result of E.U. Breakup Themes ~~evolve. After identifying the exposure of securities in a sub-industry to E.U. Breakup Themes, the Advisor ranks each security according to forecasted movement.~~ . This process requires the Advisor to review each E.U. Member, sector and/or issuer’s fundamental characteristics.

~~The Advisor monitors the portfolio with the goal of maintaining current exposure to the evolving E.U. structure and E.U. Breakup Themes. The Advisor continually reviews available resources for new policy positions and party platform messages. If a new view regarding E.U. Breakup Themes is identified and is not currently represented in the portfolio, the Advisor will perform its fundamental research process and weigh the investment against existing holdings. This will be a continuous portfolio management process aimed at maintaining the highest exposure to E.U. Breakup Themes within the universe of securities selected by means of the fundamental research.~~

~~In determining whether to sell a portfolio security, the Advisor uses the same type of analysis it uses in buying securities. The status of the E.U. political and economic market structure is reviewed constantly for relevance within the context of E.U. Breakup Themes. If a theme is flagged as no longer relevant, the securities selected around it will be reviewed. Positions the Advisor views as no longer exposed to a changing E.U. structure will be removed from the portfolio. Additionally, the Fund may exit a position to reduce the Fund’s holding in the security if the issuer’s positive or negative exposure to E.U. Breakup Themes has~~

August 18, 2017 Page 28

~~diminished. Among other factors, the Advisor considers whether, in its view, the security has fully appreciated or depreciated as compared to the forecast regarding long and short investments, respectively. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of companies domiciled in E.U. Members. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.~~

The Advisor initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the realization of such E.U. Breakup Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such E.U. Breakup Themes.

The Fund “hedges” against fluctuations in the relative value of the euro currency against the U.S. dollar. The Fund is designed to have higher returns than an equivalent un-hedged investment when the U.S. dollar is going up in value relative to the euro. The Advisor applies an applicable published one-month currency forward rate to the total equity exposure of each country in the Fund to hedge against fluctuations in the relative value of the euro currency against the U.S. dollar. If a country that had previously adopted the euro currency as its official currency were to revert back to its local currency, the Fund would be hedged in such local currency as soon as practicable after forward rates become available for such currency.

Forward currency contracts or futures contracts are used to offset the Fund’s exposure to the euro. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the euro. While this approach is designed to minimize the impact of currency fluctuations on Fund returns, it does not necessarily eliminate exposure to all currency fluctuations. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations of the euro currency relative to the U.S. dollar.

The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may enter into credit default swaps relating to specific E.U. Members and/or issuers selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities). ~~In determining whether to obtain exposure to a commodity position, the Advisor will assess the impact of E.U. structural change themes on various commodity markets. The Advisor may initiate a long position with respect to a commodity interest that it assesses will have positive exposure to E.U. structural change or a short position with respect to a commodity interest that it assesses will have negative exposure to E.U. structural change.~~

The Fund will be constructed and managed in accordance with the Advisor’s current views of E.U. Breakup Themes. Changing E.U. structure that is not aligned with E.U. Breakup Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, E.U. structural changes that may not be aligned with E.U. Breakup Themes.

For additional information about the Fund’s principal investment strategies and the Selection Process, see “Description of the Principal Strategies of the Funds.”

August 18, 2017 Page 29

Exhibit B

REPUBLICAN POLICIES FUND

Investment Objective

The Republican Policies Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”)believes will be impacted by the enactment of Republican Policies (as defined below).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund

August 18, 2017 Page 30

for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 77	$ 240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in equity securities traded in U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by management to appreciate in value as a result of U.S. government actions that reflect Republican Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, beliefs, party platforms, and executive and legislative priorities of the Republican party as “Republican Policies.” The Advisor considers a policy to be a proposed or current legislative action, executive action, or regulatory action that changes or will change how (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are governed by U.S. government agencies. Examples of policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	Affect dynamics within an industry, including the economics, competition, ease of operation, tariffs or taxes levied on the production or importation of products, or amount of government budget allocated to a sector;
•	Change regulatory requirements for a company operating within the U.S. or a specific sector, including the amount of capital to be maintained, legal methods of disposing of byproducts or other operational materials, or regulatory barriers to enter a sector;

August 18, 2017 Page 31

•	Change the way individuals interact with the government, including the dynamics of obtaining student loans, requirements to obtain citizenship or live within the U.S. as an immigrant or visitor, or amount of taxes levied on the purchase of products or income earned; or
•	Affect the operations of governmental agencies, including budgets or resources granted to operate agencies, mandates to oversee sectors or segments of the economy, or ability to enforce current regulations.

Policy Research Process

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Republican party. The Advisor reviews press releases, official party statements, and legislative analysis reports of Republican House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Republican Policies. These groups include, but are not limited to, the Republican National Committee, the Republican Study Committee, the Senate Republican Conference, The Heritage Foundation, and the Cato Institute.

The Advisor also examines legislative priorities and ideological beliefs of individual members of the Republican party that the Advisor identifies as key party leaders. If differences exist between key party leaders and the Republican party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.

In years of presidential and legislative elections, the Advisor incorporates election platforms based on campaign speeches and candidate defined priority issues on their official election website, as well as the official platform of the Republican National Committee. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Republican presidential candidate.

At any given time, the Advisor generally identifies 4-10 Republican Policies for consideration in constructing the Fund’s portfolio. In selecting Republican Policies, the Advisor considers, including, but not limited to, the following items:

•	Expected timeline of introducing, debating, and voting on bills associated with a policy;
•	Ability of the policy to cause securities of issuers to appreciate in value; and
•	Thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Republican party to implement the policy.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Republican Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting Republican Policies, the Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Republican Policies and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Republican Policies. As of each quarterly rebalance date, all equity securities will be equally weighted within the portfolio.

August 18, 2017 Page 32

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of Republican party priorities. Government action that is not aligned with Republican Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Republican Policies.

For additional information about the Fund’s principal investment strategies and the selection process, see “Description of the Principal Strategies of the Funds.”

August 18, 2017 Page 33

DEMOCRATIC POLICIES FUND

Investment Objective

The Democratic Policies Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of Democratic Policies (as defined below).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs

August 18, 2017 Page 34

would be:

1 Year	3 Years
$ 77	$ 240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in equity securities traded in U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by management to appreciate in value as a result of U.S. government actions that reflect Democratic Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, beliefs, party platforms, and executive and legislative priorities of the Democratic party as “Democratic Policies.” The Advisor considers a policy to be a proposed or current legislative action, executive action, or regulatory action that changes or will change how (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are governed by U.S. government agencies. Examples of policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	Affect dynamics within an industry, including the economics, competition, ease of operation, tariffs or taxes levied on the production or importation of products, or amount of government budget allocated to a sector;
•	Change regulatory requirements for a company operating within the U.S. or a specific sector, including the amount of capital to be maintained, legal methods of disposing of byproducts or other operational materials, or regulatory barriers to enter a sector;
•	Change the way individuals interact with the government, including the dynamics of obtaining student loans, requirements to obtain citizenship or live within the U.S. as an immigrant or visitor, or amount of taxes levied on the purchase of products or income earned; or

August 18, 2017 Page 35

•	Affect the operations of governmental agencies, including budgets or resources granted to operate agencies, mandates to oversee sectors or segments of the economy, or ability to enforce current regulations.

Policy Research Process

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Democratic party. The Advisor reviews press releases, official party statements, and legislative analysis reports of Democratic House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Democratic Policies. These groups include, but are not limited to, the Democratic National Committee, the Democratic Study Committee, the Senate Democratic Conference, and the Center for American Progress.

The Advisor also examines legislative priorities and ideological beliefs of individual members of the Democratic party that the Advisor identifies as key party leaders. If differences exist between key party leaders and the Democratic party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.

In years of presidential and legislative elections, the Advisor incorporates election platforms based on campaign speeches and candidate defined priority issues on their official election website, as well as the official platform of the Democratic National Committee. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Democratic presidential candidate.

At any given time, the Advisor generally identifies 4-10 Democratic Policies for consideration in constructing the Fund’s portfolio. In selecting Democratic Policies, the Advisor considers, including, but not limited to, the following items:

•	Expected timeline of introducing, debating, and voting on bills associated with a policy;
•	Ability of the policy to cause securities of issuers to appreciate in value; and
•	Thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Democratic party to implement the policy.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Democratic Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting Democratic Policies, the Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Democratic Policies and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Democratic Policies. As of each quarterly rebalance date, all equity securities will be equally weighted within the portfolio.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a

August 18, 2017 Page 36

limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of Democratic party priorities. Government action that is not aligned with Democratic Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Democratic Policies.

For additional information about the Fund’s principal investment strategies and the selection process, see “Description of the Principal Strategies of the Funds.”

August 18, 2017 Page 37

U.S. TAX REFORM FUND

Investment Objective

The U.S. Tax Reform Fund’s (the “Fund”) objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of changes to the U.S. Tax Code.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs

August 18, 2017 Page 38

would be:

1 Year	3 Years
$ 87	$ 325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in the U.S. markets. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

The Fund typically holds securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by management to appreciate in value as a result of proposed changes in U.S. tax policy and regulations that change the way taxable income is currently calculated and/or the tax rate at which taxable income is taxed (“Tax Reform Themes”), regardless of whether the change increases or decreases the tax burden on individuals or issuers domiciled in the U.S. The Advisor defines Tax Reform Themes as bills, rules, or regulations that change:

•	The tax rate at which a corporation’s or individual’s income is taxed;
•	The method under which a U.S. company’s international income is taxed in or repatriated to the U.S.;
•	The amount of import or export taxes or tariffs levied in the U.S. on products from an industry or foreign country; or
•	The current Internal Revenue Code, primarily relating to the use of tax credits and expense categories allowed as deductions.

Research Process

The Advisor will, based on its discretionary analysis, identify themes it views as Tax Reform Themes. At any given time, the Advisor generally identifies 4-10 Tax Reform Themes for consideration in

August 18, 2017 Page 39

constructing the Fund’s portfolio. The Advisor expects to review, among other things:

•	Drafts of tax reform proposals issued by legislative or executive U.S. government branches;
•	Press releases issued by legislative or executive U.S. government branches or outside organizations such as think tanks and foundations; and
•	Pending legislation introduced in the House of Representatives or Senate.

If multiple competing versions of tax reform exist, the Fund is constructed in accordance with the proposal or bill the Advisor believes possesses the highest probability of being enacted. The Advisor will, based on its discretionary analysis, consider the expected timeline of introducing, debating, and voting on the proposal as well as the ability of the party putting forth the proposal to implement tax reform.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Tax Reform Themes. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption due to Tax Reform Themes. This process requires the Advisor to review each sector and/or issuer’s fundamental characteristics.

The Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Tax Reform Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Tax Reform Themes. As of each quarterly rebalance date, all securities will be equally weighted within the portfolio.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor’s current views of Tax Reform Themes. The failure of the U.S. government to take positive action on Tax Reform Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government failure to take positive action on Tax Reform Themes.

For additional information about the Fund’s principal investment strategies and the Selection Process, see “Description of the Principal Strategies of the Funds.”

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EUROPEAN UNION BREAKUP FUND

Investment Objective

The European Union Breakup Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by European Union member countries abandoning the euro currency or withdrawing from the European Union.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced operation and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 1, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain

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at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 87	$ 325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

Overview

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in European markets, derivatives, currencies, and commodities. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in E.U. Members. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

For purposes of the 80% test, the Advisor defines “E.U. Members” as the 28 member states as of the end of August 1, 2017. The 28 member states at such time were Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

The Fund typically holds a limited number of securities, generally 50 to 100, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may invest in depositary receipts (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)). The Fund may also invest in issuers domiciled in non-E.U. Members, although such investments may not count toward the Fund’s 80% test. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor, the investment advisor to the Fund. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definitions

The Fund takes positions in securities that are expected by management to appreciate in value as a result of changes to the structure of the Economic and Monetary Union of the European Union (the “E.U.”) that represent a move toward a breakup of the E.U. (“E.U. Breakup Themes”). The Advisor identifies E.U. Breakup Themes as actions that reduce engagement with the E.U. as a central authority or decrease control over E.U. Members from the E.U. Parliament. The Advisor considers, including, but not limited to, the following actions to constitute activities moving toward a breakup of the E.U.:

August 18, 2017 Page 42

•	Countries electing politicians who campaign on a platform or advocate for leaving, in whole or in part, the E.U.;
•	Countries holding binding or non-binding referenda to determine whether or not to leave the E.U.; and
•	E.U. Member governments passing legislation or adopting rules, regulations or executive actions that decrease engagement or control by E.U. Parliament and E.U. agencies and authorities.

Such actions are collectively referred to herein as “E.U. Exit Actions”.

There is no pre-determined timeline or event that would be considered a breakup of the E.U. Instead, the Advisor views the potential breakup of the E.U. as a series of events, including the E.U. Exit Actions mentioned above, increasing the probability of a breakup of either the common euro currency or union as a whole.

Research Process

The Advisor begins the process by researching each E.U. Member’s exposure to E.U. Breakup Themes. The Advisor utilizes this step to model how a E.U. Member’s capital markets, currency and trade flows are impacted by E.U. Breakup Themes. The Advisor reviews, including, but not limited to, the following E.U. Member country fundamentals:

•	Relative trade flows, including trade surpluses and deficits, between individual countries,
•	Population demographics of each E.U. Member,
•	Economic indicators of E.U. Members, including Gross Domestic Product, unemployment rate, and government debt, relative to other E.U. Members, and
•	Primary imports and exports of each E.U. Member.

Such fundamentals and their respective economic or capital market effects on each Member are referred to as “E.U. Member Impacts”.

The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio. The themes may include a combination of E.U. Exit Actions and/or E.U. Member Impacts.

Security Selection Process

The security selection process incorporates the Advisor’s proprietary research model. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for sectors and issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption as a result of E.U. Breakup Themes. This process requires the Advisor to review each E.U. Member, sector and/or issuer’s fundamental characteristics.

The Advisor initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the realization of such E.U. Breakup Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such E.U. Breakup Themes.

The Fund “hedges” against fluctuations in the relative value of the euro currency against the U.S.

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dollar. The Fund is designed to have higher returns than an equivalent un-hedged investment when the U.S. dollar is going up in value relative to the euro. The Advisor applies an applicable published one-month currency forward rate to the total equity exposure of each country in the Fund to hedge against fluctuations in the relative value of the euro currency against the U.S. dollar. If a country that had previously adopted the euro currency as its official currency were to revert back to its local currency, the Fund would be hedged in such local currency as soon as practicable after forward rates become available for such currency.

Forward currency contracts or futures contracts are used to offset the Fund’s exposure to the euro. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the euro. While this approach is designed to minimize the impact of currency fluctuations on Fund returns, it does not necessarily eliminate exposure to all currency fluctuations. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations of the euro currency relative to the U.S. dollar.

The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may enter into credit default swaps relating to specific E.U. Members and/or issuers selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor’s current views of E.U. Breakup Themes. Changing E.U. structure that is not aligned with E.U. Breakup Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, E.U. structural changes that may not be aligned with E.U. Breakup Themes.

For additional information about the Fund’s principal investment strategies and the Selection Process, see “Description of the Principal Strategies of the Funds.”